 Exhibit 99.3

Report of the Supervisory Board
of Fresenius Medical Care Aktiengesellschaft
for the Financial Year 2003

The Managing Board informed the Supervisory Board comprehensively, regularly and in good time about the progress of the business activities, the situation of the company and important business transactions. Additionally, the chairman of the Supervisory Board was informed by the Managing Board of significant events on an ongoing basis. On the basis of written and oral reports of the Managing Board, the Supervisory Board held a total of five meetings, and four additional video or telephone conferences. Transactions requiring approval were discussed by the Supervisory Board with the Managing Board prior resolution. In two meetings, one of which was an extraordinary meeting dedicated exclusively to this topic, the Supervisory Board dealt with the acquisition of the Adsorber Business from Fresenius AG. As every year, the business development of the acquisitions made in the preceding years and the profitability of the different national subsidiaries were discussed.

The Supervisory Board established an audit committee (“Audit Committee”) during the reporting period. The Audit Committee held four meetings and four additional telephone conferences, and adopted several resolutions in writing. It dealt, inter alia, with the accounting for the annual financial statements and the quarterly financial statements and with the risk management of the company and, in particular, discussed the specific focus of the audit procedures with the auditor.

The Supervisory Board examined the financial statements, the management report and the proposal for the appropriation of the net profit for the year, in each case for the fiscal year 2003. A representative of the auditor was present when the Supervisory Board dealt with these documents. As Fresenius Medical Care Aktiengesellschaft is listed at the Frankfurt Stock Exchange, pursuant to Sections 291, 292 HGB [German Commercial Code], the Company has to prepare beside of its financial statements a consolidated financial statements in accordance with the provisions of German law as well. The accounting, the financial statements and the management report of Fresenius Medical Care AG for the fiscal year 2003 as well as consolidated financial statements and the consolidated management report of Fresenius Medical Care AG were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, elected as auditors by resolution of the shareholders’ meeting of 22 May 2003, and commissioned by the Supervisory Board; they bear the unqualified audit certificate. The auditor’s reports were submitted to the Supervisory Board. The Supervisory Board noted the auditor’s findings with approval. The Supervisory Board concurred with the auditor’s result and agreed as a result of its own assessment that there are no objections to be raised. On 12 March 2004, the Supervisory Board approved and thereby declared effective the financial statements of Fresenius Medical Care AG for the fiscal year 2003, approved the consolidated financial statements of Fresenius Medical Care AG as well as the dividend proposal submitted by the Managing Board.

In accordance with Section 312 AktG (German Stock Corporation Act), the Managing Board prepared a report for the fiscal year 2003 on the relations with affiliated companies. The report contains the Managing Board’s final statement that Fresenius Medical Care AG in the transactions mentioned in the report has received adequate consideration under the circumstances known to the Managing Board at the time when such transactions were carried out and that no other measures within the meaning of Section 312 AktG were taken or omitted. The Supervisory Board has reviewed this report and concurs with the auditor who added the following audit certificate to the report:

“Following our proper review and judgement, we confirm that (1) the factual statements made in the report are correct, that (2) with respect to the transactions mentioned in the report, the consideration made by the company was not disproportionate or that any disadvantages have been offset and that (3) regarding the measures reported, no major objections are to be raised to the Managing Board’s judgement.”

According to the final result of the review by the Supervisory Board, no objections are to be raised to the Managing Board’s final statement as contained in the subordinate status report.

Effective 10 November 2003, Dr. Theo Spettmann resigned as member of the Supervisory Board. Effective 01 November 2003, Mr. Lawrence A. Rosen was appointed as member of the Managing Board (Finance Director).

The Supervisory Board thanks the Managing Board and all the employees for their efforts and achievements in 2003.

Bad Homburg v.d.H., 12 March 2004

The Supervisory Board

__________

Dr. Gerd Krick